
04036567

Caracas August 23, 2004

Securities and Exchange Commissión
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washigton, D.C. 20549

Ref.: Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File **No. 82-3080**

The enclosed documents are being furnished by Sivensa Pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of each single page and on the first page of each bound document enclosed herewith.

Very Truly Yours,



Maria Ignacia Cure
Alternate Judicial Representative

Dlw 8/30

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Telephone: 58-212-707 6280
Fax: 58-212-707.6352
E-mail: antonio.osorio@sivensa.com


SIVENSA

FOR IMMEDIATE DISTRIBUTION:

SIVENSA REPORTS RESULTS OF THIRD QUARTER FISCAL YEAR 2004

CARACAS, JULY 30, 2004. Siderúrgica Venezolana Sivensa, S.A. reported consolidated sales for the third quarter of fiscal year 2004, ending last June 30, in the amount of US$ 143.4 millions, compared to sales of US$ 77.1 millions corresponding to the same quarter of the previous fiscal year[1] . The operating profit was US$ 38.1 million, compared to an operating profit of US$ 13.8 million in the period April-June 2003. Net profit was US$ 25.0 million, versus a net profit of US$6.4 million reported for the same period of the preceding fiscal year.

The increase in sales figures is due mainly, as in the two previous quarters, to the price increase of the reduced iron briquettes and of steel in the international market, and to the superior demand in the domestic market, caused by the increase in public expenditure and higher liquidity. However, the formal construction sector continues in decline since the beginning of this year, and, as of the month of June, a deceleration in domestic demand for steel and wire products has been observed.

As has been stated in previous reports, the international iron and steel market is presently in a high price cycle, maintained mainly by the demand from China and the United States. After an unprecedented rise during the months of February, March and beginning of April of this year, the steel product prices experienced a correction, stabilizing for the majority of the markets and products, between May and June. However, the average prices for the quarter April-June were higher than those for the quarter January-March 2004, and, to this date, are still high in comparison to the last five years levels.

With respect to the pre-reduced sector, the average reference price of the reduced iron briquettes unloaded on barge in the port of New Orleans, United States of America, was US$ 271.7/MT, compared to US$ 263.3/MT average price in the previous quarter (January-March 2004) and US$ 152.3/MT[2] during the same period of the previous fiscal year (April-June 2003)[3]. Upon reaching

[1] The financial statements for fiscal 2003 were restructured to reflect retroactively, for comparative purposes, the revaluation of the assets by independent appraisers in 2003.
[2] Source: Averages calculated by Orinoco Iron starting from the monthly data published by CRU Monitor/Steel Metallics, scrap, DRI and pig iron.
[3] Due to contractual conditions, changes in market prices are reflected with a lag of three to six months in the results of Venprecar and Orinoco Iron. Additionally, Venprecar and Orinoco Iron have long term contracts that provide briquette fixed prices.

unprecedented levels during the month of March, metallic prices experienced a correction, starting in April, stabilizing in May and June, to bounce back in July. The factors causing the recent rise in prices are the increase of worldwide steel production, driven among other reasons, by the growth of China and the Untied States of America, and the shortage of coke, which has led integrated steel mills to demand more scrap.

Finances

According to the terms of Sivensa and Sidetur's debt, 90% of the net generation of cash during the previous quarter, January-March 2004, was destined to pay off Sivensa and Sidetur's debt. This amortization was performed in May for an amount of US$ 10.9 million. As of June 30, 2004, Sivensa and Sidetur's financial debt amounts to US$ 223.2 million. Other aspects related to Sivensa's debt will be commented thereafter in this report.

ANALISIS BY BUSINESS SECTORS

Steel Sector

Sidetur's sales during the April-June 2004 quarter were US$ 76.8 million, compared to sales of US$ 39.8 million in the same period of the preceding fiscal year. The variation in sales is explained by the recovery of the local demand and by the increase of international prices for steel products.

Pre-reduced Sector

International Briquettes Holding, IBH sales were US$ 34.0 million in the April-June 2004 period, compared to US$ 20.5 million sales registered in the same period of 2003[4]. Venprecar's production during the quarter was 192.717 MT, similar to that achieved in the same quarter of the previous fiscal year of 199.550 MT, both figures near the design capacity of the plant.

Orinoco Iron Plant

The Orinoco Iron Plant produced 224.668 MT during the period April-June 2004, compared to 194.759 MT during the same quarter of the preceding fiscal year. During the quarter April-June 2003 only production trains 1 and 2 were available, while trains 1, 2 and 3 were available during the quarter April-June 2004, and starting May 27, train 4 became available. The number of days-train effectively operated during the quarter April-June 2003 was 145.5, compared to 192 days-train operated during the quarter April-June 2004.

The duration of the train runs and the effective production/day is still under expected levels, due to: 1) inefficiencies in the process attributable to certain characteristics of the iron ore; studies

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[4] More information on IBH's results can be found in IBH quarterly report, dated July 30, 2004, available at http://www.ibh.com.ve

have been initiated to analyze the problem from the mine to the plant, including on-going discussions with the supplier; 2) failure in the reactors, an on-going situation being reviewed jointly with Voest Alpine Industrieanlagenbau (VAI)[5]; and 3) difficulty in the availability of specific parts which require large manufacturing periods, and which will be delivered at the end of 2004 calendar year.

During the quarter reported (April-June 2004), Orinoco Iron's production was also affected by a deficit in the iron ore volume received. At the date of publication of this report, the supplier has initiated a process to regulate the situation related to the mineral supply.

Orinoco Iron's sales during the quarter reached US$ 40.1 million[6], compared to US$ 25.8 million sales reported in the same quarter of the preceding fiscal year. Orinoco Iron's operating loss was US$ 5 million, compared to the US$ 0.3 million operating profit during the period April-June 2003. Orinoco Iron's costs during the quarter reported were affected due to: 1) the start up and testing of train 4 at the end of May 2004, and 2) the substantial price increase of gas (197% between the second quarter of 2003 and the second quarter of 2004), which, due to contractual conditions, is subject to variation in oil, gas and scrap index prices in the international market. Orinoco Iron's net loss was US$ 19 million, versus a net loss of US$ 10 million during the same quarter of fiscal year 2003.

Wire Sector

Total sales of wire and wire products from Vicson during the quarter, including the Proalco subsidiary, with operations in Colombia, were US$ 30.5 million, compared to US$ 19.0 million sales reported in the April-June 2003 period. Domestic sales in the quarter registered a significant increase with respect to the previous year due to a higher volume, especially in the manufacturing sector, and to better product prices, as a result of an increase in the international prices for wire with respect to the same period of the previous year (April-June 2003). A positive impact of the increase of international prices is also reflected in the export market and in the operations of the subsidiary Proalco.

Sivensa debt, Orinoco Iron debt restructuring and other relevant financial aspects

As we have reported on previous occasions, Sivensa and its wholly-owned subsidiary Sidetur restructured their financial liabilities in May 2002. Payment of the restructured liabilities will be performed mainly from the operating cash flows of Sivensa and Sidetur. The agreement to restructure the bank liabilities of Sivensa and Sidetur, whose terms and conditions were approved by the Shareholders' Meeting of January 2002, include a restriction on declaration and payment

[5] Voest Alpine Industrieanlagenbau (VAI), jointly with Fior de Venezuela, developed FINMET's direct reduction technology, used in the Orinoco Iron Plant.

[6] Includes sales under long term contracts, which provide fixed prices.

of dividends until the debt is entirely paid, and possible additional capitalizations by the creditor banks. At the date of this report, Sivensa and Sidetur are in compliance with the terms and conditions of the restructuring agreement.

On the other hand, as has been amply stated in previous reports, during 1997, subsidiaries IBH and Venprecar issued securities in favor of the Orinoco Iron Secured Parties, in relation to a loan received by the latter to finance its industrial facilities.

In March, 2001, BHP Billiton, the partner of IBH in Orinoco Iron, announced that it would write off its investment in Orinoco Iron, and cease any further contributions to the project. In April 2001, Orinoco Iron failed to comply with its payment obligations under the financing agreements, and the Trustee demanded full payment of the total amount due. Following, BHP paid the Orinoco Iron creditor banks the sum related to its 50% interest established in the Common Security Agreement for the debt incurred into for the construction of the Plant.

During a period of more than three years, which has elapsed in default, Orinoco Iron and IBH have held conversations with the creditor banks, BHP Billiton and the Corporación Venezolana de Guayana (CVG), majority stockholder of the iron ore and electricity supplier companies, in order to refinance Orinoco Iron's financial and commercial debt.

During the month of June 2004, JP Morgan Chase Bank (the Trustee) acting in accordance to instructions from senior lenders, and exercising the rights set forth in the Common Security Agreement, the Completion Agreement and the Pledge Agreements[7], disposed of funds derived from Orinoco Iron and Venprecar exports and accounts receivables, in an amount of US$ 32 millions, which were applied to reduce the debt.

Considering the contingent liability which represents Orinoco Iron's portion of the debt secured by IBH, IBH's future performance depends on the solution to Orinoco Iron's financial situation. As stated in previous reports, the negotiations seek the redefinition of the terms and conditions of Orinoco Iron's debt with BHP Billiton, the completion of negotiations with the senior lenders and suppliers to restructure Orinoco Iron's debt, and obtain the required working capital for operations. During the April-June 2004 quarter, the parties continued discussing these aspects.

The conditions associated with the contingent liabilities of IBH, originated by the issue of guarantees to the Orinoco Iron senior lenders, as well as other aspects related to the performance of IBH, its Venprecar subsidiary and the Orinoco Iron affiliate were explained extensively in the report of the Board of Directors to the Sivensa Shareholders Meeting held on

[7] See Note 7 of the Independent Public Accountants and Consolidated Financial Statements, September 30, 2003 and 2002, in http://www.ibh.com.ve.

January 30, 2004, and in the opinion and notes to the Sivensa financial statements at September 30, 2003 (see http://www.sivensa.com.ve). These conditions are unchanged at the date of this report and are an essential part of the analysis of the company's financial position.

Siderurgica Venezolana Sivensa S.A. involves three divisions: Sidetur, dedicated to the manufacture and marketing of iron and steel and metalmechanic products for the construction, metallic structures, electrical, metallic and industrial carpentry sectors; International Briquettes Holding, IBH, which, through its direct reduction plants, Venprecar and Orinoco Iron, produces iron ore briquettes for marketing in international markets as high quality raw material of steel mills; and Vicson, that manufactures wires and wire products for the manufacturing, construction, agricultural and infrastructure sectors. Sivensa's partners are: in the Vicson division: Bekaert Group and in IBH: CVG Ferrominera Orinoco and BHP Billiton. Sivensa's work force as of June 30, 2004, including its affiliate Orinoco Iron, was 2,787 workers.

SIDERURGICA VENEZOLANA SIVENSA S.A. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
UNAUDITED
According to International Accounting Standard (I.A.S)
(Thousands of US dollars)

	2004	June 30, 2003*
Assets		
Current assets:		
Cash and cash equivalents	47,336	43,019
Accounts receivable		
Trade and other	92,552	42,687
Related companies	10,337	4,907
Advances to suppliers	6,257	5,198
Inventories	74,706	40,376
Prepaid expenses and other assets	5,679	3,647
Total current assets	236,867	139,834
Investments in land and shares	12,468	11,684
Property, plant and equipment	349,496	368,116
Related companies	4,311	1,281
Deferred taxes	661	487
Long term inventories and other assets	16,064	24,346
Total assets	619,867	545,748
Liabilities and shareholders' equity		
Current liabilities:		
Bank loans and other	26,232	34,681
Accounts payable:		
Suppliers	49,365	26,332
Related companies	32,519	33,560
Profit sharing, vacations and other personnel accruals	6,971	5,695
Taxes	13,264	5,943
Other current assets	17,316	10,793
Total current liabilities	145,667	117,004
Long term loans	210,229	225,315
Accruals for employee termination benefits, net of advances	7,816	7,060
Deferred taxes	23,366	33,835
Other liabilities	7,835	5,410
Total liabilities	394,913	388,624
Minority interests	84,155	78,406
Shareholders' equity	140,799	78,718
Total liabilities, minority interest and shareholders' equity	619,867	545,748

*For comparative purposes, the financial statements of the year 2003, were restated to retroactively reflect the appraisals made by independent appraisers, in 2003, to buildings, machinery and equipment.



SIDERÚRGICA VENEZOLANA "SIVENSA" S.A AND ITS SUBSIDIARIES.
CONSOLIDATED STATEMENT OF RESULTS
UNAUDITED
According to International Accounting Standards (I.A.S)
(Thousands of US dollars)

	Quarter ended June 30,	
	2004	2003*
Net sales:		
Exports	57,569	38,109
Locals	85,867	38,958
	143,436	77,067
Cost of sales	(99,429)	(58,218)
Gross income (loss)	44,007	18,849
General and administrative expenses	(5,902)	(5,057)
Operating income (loss)	38,105	13,792
Interest and other financial expenses	(3,140)	(3,767)
Exchange gain (loss)	(1,437)	(1,140)
Total financing cost	(4,577)	(4,907)
Other income (expenses)	3,548	1,216
Profit (loss) before taxes and minority interests	37,076	10,101
Taxes	(6,224)	(1,057)
Profit (loss) befores minority interests	30,852	9,044
Minority interests	(5,843)	(2,680)
Net profit (loss)	25,009	6,364

*For comparative purposes, the financial statements of the year 2003, were restated to retroactively reflect th appraisals made by independent appraisers, in 2003, to buildings, machinery and equipment.



SIDERÚRGICA VENEZOLANA "SIVENSA" S.A. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF RESULTS
UNAUDITED
According to International Accounting Standards (I.A.S.)
(Thousands of US dollars)

	Nine months ended June 30, 2004	2003*
Net sales:		
Exports	142,662	67,578
Locals	193,469	90,985
	336,131	158,563
Cost of sales	(248,960)	(130,173)
Gross income (loss)	87,171	28,390
General and administrative expenses	(15,822)	(14,326)
Operating income (loss)	71,349	14,064
Interest and other financial expenses	(9,784)	(12,701)
Exchange gain (loss)	(3,278)	(937)
Total financing cost	(13,062)	(13,638)
Other income (expenses)	3,536	624
Profit (loss) before taxes and minority interests	61,823	1,050
Taxes	(10,476)	(2,900)
Profit (loss) befores minority interests	51,347	(1,850)
Minority interests	(9,618)	(1,069)
Net profit (loss)	41,729	(2,919)

*For comparative purposes, the financial statements of the year 2003, were restated to retroactively reflect the appraisals made by independent appraisers, in 2003, to buildings, machinery and equipment.